Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                       (303) 422-8127 * (303) 431-1567 Fax
                                malattyco@aol.com

                                 April 16, 2014


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Attn:  Mr. John Hodgin
Washington, D.C.  20549

Re: Three Forks, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed January 31, 2014
File No. 333-192228

Amendment No. 3 to Registration Statement on Form 10
Filed February 19, 2014
File No. 000-55033

Dear Mr. Hodgin:

Enclosed with this letter please find the supplemental information to be provided as part of the responses to comments numbers 10 and 11 from the Securities and Exchange Commission (SEC) letter dated February 28, 2014.

We have provided comments numbers 10 and 11 with your responses for your convenience, below. The following are the responses to the comments in your letter to Three Forks, Inc. dated February 28, 2014:

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS, PAGE F-20

         10. Please affirm to us that the future development costs used in the revised calculation of the standardized measure of discounted future net cash flows for each of the periods presented on page F-20 and elsewhere on page F-33 includes the cost to plug and abandon your proved properties. Please refer to comment 17 in our letter dated September 26, 2013.

Answer:

We have revised the amount of future development costs as well as separately disclosed as such presented on the page on or about F-20 and page F-33 in the Amendment that the future development costs include costs to plug and abandon our proved properties. The revised future development costs are now included in our response to comment 11 of this Letter.

         11. We have read your response to comment 16 in our letter dated November 26, 2013. However, it is unclear from the supplemental information provided in your response how the Company incorporates oil and natural gas prices which differ from those used in the December 31, 2012 reserve report in determining the future cash inflows for other periods. We re-issue our prior comment 16 in part and ask that you explain to us each of the factors and adjustments and how they were applied to the Ralph E. Davis Associates, Inc. reserve report to derive the future cash inflows for the periods ending December 31, 2011 and September 30, 2013.

Answer:

We have provided separate from but support the unaudited oil and gas reserve information of the registrant and Five Jab, Inc. disclosed in the Amendment to Form 10 financial information, both revised and new schedules that also include the revision to the future development costs referred to in comment 10 of this Letter, to assist the Staff in reviewing our factors and adjustments that were applied to the Ralph E Davis Associates, Inc. reserve report as of December 31, 2012 enabling us to derive the relative oil and natural gas prices based upon SEC rules and therefore the future cash inflows and related information in determining the discounted future net cash flows and changes in discounted future net cash flows for the periods ending December 31, 2011 and September 30, 2011.

We  hope  this  filing  satisfies  your  comments.   If  you  have  any  further
requirements, please let me know.

                                                     Sincerely,

                                                    /s/ Michael A. Littman

                                                     Michael A. Littman
MAL:cc

                                                     FIVE JAB, INC. PREDECESSOR
                                           Reserve Estimates - Five Jab Properties (000s')
                                                    Per Ralph E Davis Associates

COMMENTS 13 AND 16                                     (COMMENTS 10 AND 11)

                            RESERVE ESTIMATES AT 'DECEMBER 31, 2012 PREPARED BY RALPH E DAVIS ASSOCIATES
------------------------------------------------------------------------------------------------------------------------------------
                                          Net    Net                                                  FNCF
                                          Oil    Gas    Net    Net            Production   Develop-  Before           FNCF
             Gross  Gross    Net    Net  Price  Price   Oil    Gas  Gross   --------------   ment    Taxes  Income   After   DFNCF
   Field      Oil    Gas     Oil    Gas   [1]    [1]   Sales  Sales  FNCF   Taxes     LOE    (6)      [2]   Taxes    Taxes   at 10%
------------------------------------------------------------------------------------------------------------------------------------
Charenton    362.58      -  256.72     - 107.34     -  27,556    -  27,556  1,924    5,913    934    18,785

Conroe        80.31  80.43   29.71 29.91 101.38  3.77   3,012  113   3,125    213    1,143    130     1,638

East Basile   57.94      -   43.45     - 103.17     -   4,483    -   4,483    313    1,398    189     2,584

Fenris        38.74      -   29.06     - 102.60     -   2,981    -   2,981    208    1,069     27     1,678

Jasper       185.82      -  134.88     - 109.92     -  14,826    -  14,826  1,036    6,552      -     7,238

TOTALS -
 100% WI     725.39  80.43  493.82 29.91 524.41  3.77  52,859  113  52,972  3,694   16,075  1,779    31,423  10,684  20,739   12,309
            ======================================================================================          ========================
TOTALS -
 75% WI      544.04  60.32  370.37 22.43 393.31  2.83  39,644   85  39,729  2,771   12,056  1,335    23,567   8,013  15,555    9,232
            ========================================================================================================================
                                                                                                       Discount Factor         6,323

                                        CHANGES IN DISCOUNTED FUTURE NET CASH FLOWS AT 75% WI
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                         DECEMBER 31,
                                                                                        SEPTEMBER 30, -------------------
                                                                                            2013         2012      2011
                                                                                        ----------------------------------
Beginning of the period                                                                        9,232      7,518         -
Purchase of proved reserves                                                                        -          -     7,528
Sale of proved reserves [3]                                                                   (8,189)         -         -
Changes in prices                                                                                  -      2,383         -
Changes in estimated future development costs [4]                                                  -          -         -
Sales of oil and gas [5]                                                                      (1,664)    (1,279)      (81)
Production Costs [5]                                                                             621        610        71
                                                                                        ----------------------------------
End of period                                                                                      -      9,232     7,518
                                                                                        ==================================


[1]  Agrees with the FDoM price per SEC rules.
[2]  Agrees with Cumulative Cashflow per Ralph Davis Engineer revised reports of 12/11/2013.
[3]  Sale of 75 WI in Five Jab Properties to Three Forks Inc. effective 6/30/13 and 9/1/13.
[4]  No changes in estimated future  development costs as reserve estimates are based upon the reserve estimates prepared by Ralph E
     Davis & Associates at 12/31/12  adjusted by actual  operations for the nine months ended  September 30, 2013 and the year ended
     December 31, 2012, respectively to determine the reserve estimates at 9/30/13 and 12/31/12.
[5]  Agrees with the historical amounts reported in the statements of operations.
[6]  Added P&A costs on the wells in the amount of $500,000  that were not  included in the  reserve  estimates  prepared by Ralph E
     Davis & Associates at 12/31/12.

                            Five Jab Inc. Predecessor
    Standardized Measure of Discounted Future Net Cash Flows - 75% WI (000s')

COMMENTS 13 AND 16                                   (COMMENTS 10 AND 11)

                                    September            December 31,
                                       30,       ---------------------------
  Reserves at 75% WI                  2013           2012           2011
                                   -----------   ---------------------------
Future cash inflows                         - [6]    39,729  [1]    36,788  [7]
Less future costs:
  Production                                - [6]    14,827  [1]    15,437  [4]
  Development                               - [6]     1,335  [1]     2,159  [5]
  Income taxes [2]                          - [6]     8,013  [1]     6,525
                                   -----------   ------------   ------------
Future net cash flows                       -        15,554         12,667
  10% discount factor [3]                   - [6]    (6,322) [1]    (5,149)
                                   -----------   ------------   ------------
Standardized measure of discounted
 future net cash flows                      -         9,232          7,518
                                   ===========   ============   ============

Estimated future development costs          -         1,335          2,159
                                   ===========   ============   ============

[1] Agrees with the amounts highlighted at 75% WI per the revised Ralph E Davis reserve estimates prepared 12/11/2013.
[2] The income tax effect calculated based upon the future cash inflows less future production and development costs.
[3] Discount factor was recomputed after taking into consideration the income tax effect.
[4] Production costs at 12/31/11 of $15,437 based upon production costs at 12/31/12 of $14,827 plus the actual production costs for the year ended 12/31/12 of $610 reported in the statement of operations for a total of $15,437.
[5] Development costs at 12/31/11 of $2,159 based upon development costs at 12/31/12 of $1,335 plus the actual development costs for the year ended 12/31/12 of $824 reported in the statement of cash flows for a total of $2,159.
[6] Amounts at September 30, 2013 are zero dollars based upon all of the 75% WI in the proved oil and gas properties sold as of September 30, 2013.
[7] Based upon 5 Jab Reserve Estimates 123111 Sheet that recalculates the cash inflows using the reserve quantities per the 12/31/12 reserve report prepared by Davis plus the actual production during 2012 using 12/31/11 prices based upon 2012 SEC rules.

                                 Three Forks Inc
    Standardized Measure of Discounted Future Net Cash Flows - 75% WI (000s')

                                                      (COMMENTS 10 AND 11)
COMMENTS 13 AND 16                                        Five Jab Inc.
                                                     ------------------------
                                    Three Forks Inc.       December 31,
                                     September 30,   ------------------------
       Reserves at 75% WI               2013           2012          2011
                                    -------------    ------------------------
Future cash inflows                       38,298        39,729  [1]   36,788 [7]
Less future costs:
  Production                              14,135  [6]   14,827  [1]   15,437 [4]
  Development                              1,232  [6]    1,335  [1]    2,159 [5]
  Income taxes [2]                         7,796         8,013  [1]    6,525
                                    -------------    ----------   -----------
Future net cash flows                     15,135        15,554        12,667
  10% discount factor [3]                 (6,152)       (6,322) [1]   (5,149)
                                    -------------    ----------   -----------
Standardized measure of discounted
 future net cash flows                     8,983         9,232         7,518
                                    =============    ==========   ===========

Estimated future development costs         1,232         1,335         2,159
                                    =============    ==========   ===========

[1] Agrees with the amounts highlighted at 75% WI per the revised Ralph E Davis reserve estimates prepared 12/11/2013.
[2] The income tax effect calculated based upon the future cash inflows less future production and development costs.
[3] Discount factor was recomputed after taking into consideration the income tax effect.
[4] Production costs at 12/31/11 of $15,437 based upon production costs at 12/31/12 of $14,827 plus the actual production costs for the year ended 12/31/12 of $610 reported in the statement of operations for a total of $15,437.
[5] Development costs at 12/31/11 of $1,784 based upon development costs at 12/31/12 of $960 plus the actual development costs for the year ended
     12/31/12 of $824 reported in the statement of cash flows for a total of $1,784.
[6] Development costs at 9/30/13 of $1,232 based upon development costs at 12/31/12 of $1,335 less the actual development costs for the nine months ended 9/30/13 of $103 reported in the statement of cash flows for a total of $1,232. Production costs at 9/30/13 of $14,135 based upon production costs at 12/31/12 of $14,827 less the actual production costs for the nine months ended 9/30/13 of $692 for a total of $14,135.
[7] Based upon 5 Jab Reserve Estimates 123111 Sheet that recalculates the cash inflows using the reserve quantities per the 12/31/12 reserve report prepared by Davis plus the actual production during 2012 using 12/31/11 prices based upon 2012 SEC rules.


                                                     Five Jab, Inc. Predecessor
                                           Reserve Estimates - Five Jab Properties (000s')

COMMENTS 13 AND 16                                      (COMMENTS 10 AND 11)

          Reserve Estimates at December 31, 2011 based upon reserve report at 12/31/12 plus actual production for 2012 and
                                             Base prices after differentials at 12/31/11
------------------------------------------------------------------------------------------------------------------------------------
                                          Net    Net
                                          Oil    Gas    Net    Net                         Develop-   FNCF            FNCF
             Gross  Gross    Net    Net  Price  Price   Oil    Gas  Gross                    ment    Before Income   After   DFNCF
   Field      Oil    Gas     Oil    Gas   [1]    [1]   Sales  Sales  FNCF     Production     (6)     Taxes  Taxes    Taxes   at 10%
------------------------------------------------------------------------------------------------------------------------------------
Charenton    372.58     -   263.80     -  96.19     -  25,375    -  25,375

Conroe        82.27 96.27    30.43 35.80  86.67  3.56   2,638  127   2,765

East Basile   59.05     -    44.28     - 101.51     -   4,495    -   4,495

Fenris        44.84     -    33.64     -  96.19     -   3,236    -   3,236

Jasper       188.77     -   137.02     -  96.19     -  13,180    -  13,180

Totals -
 100% WI     747.51 96.27   509.17 35.80 476.75  3.56  48,923  127  49,050  20,582            2,879   25,589  8,700 16,889   10,024
            =======================================================================================          =======================

Totals -
 75% WI      560.63 72.20  381.88 26.85  357.56  2.67  36,692   96  36,788  15,437    -       2,159   19,192  6,525 12,667    7,518
            ========================================================================================================================
                                                                                                      Discount Factor         5,149

                                        Changes in Discounted Future Net Cash Flows at 75% WI
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     December 31,
                                                                                    September 30,---------------------
                                                                                        2013        2012      2011
                                                                                    ----------------------------------
Beginning of the period                                                                    9,232      7,518         -
Purchase of proved reserves                                                                    -          -     7,528
Sale of proved reserves [3]                                                               (8,189)         -         -
Changes in prices [7]                                                                          -      2,383         -
Changes in estimated future development costs [4]                                              -          -         -
Sales of oil and gas [5]                                                                  (1,664)    (1,279)      (81)
Production Costs [5]                                                                         621        610        71
                                                                                    ----------------------------------
End of period                                                                                  -      9,232     7,518
                                                                                    ==================================



[1]  Agrees with the FDoM price per SEC rules at 12/31/11.
[3]  Sale of 75 WI in Five Jab Properties to Three Forks Inc. effective 6/30/13 and 9/1/13.
[4]  No changes in estimated future  development costs as reserve estimates are based upon the reserve estimates prepared by Ralph E
     Davis & Associates at 12/31/12  adjusted by actual  operations for the nine months ended  September 30, 2013 and the year ended
     December 31, 2012, respectively to determine the reserve estimates at 9/30/13 and 12/31/12.
[5]  Agrees with the historical amounts reported in the statements of operations.
[6]  Added P&A costs on the wells in the amount of $500,000  that were not  included in the  reserve  estimates  prepared by Ralph E
     Davis & Associates at 12/31/12.
[7]  Change in prices due to the change in the base price after differentials at 12/31/11 as compared to 12/31/12.

                                                     Five Jab, Inc. Predecessor
                                           Reserve Estimates - Five Jab Properties (000s')

COMMENTS 13 AND 16                                       (COMMENTS 10 AND 11)

Reserve Estimates at September 30, 2013 based upon reserve report at 12/31/12 less actual production thru nine months ended 9/30/13 and Base prices after differentials at 9/30/13
------------------------------------------------------------------------------------------------------------------------------------
                                          Net    Net                                                  FNCF
                                          Oil    Gas    Net    Net                         Develop-  Before           FNCF
             Gross  Gross    Net    Net  Price  Price   Oil    Gas  Gross                    ment    Taxes  Income   After   DFNCF
   Field      Oil    Gas     Oil    Gas   [1]    [1]   Sales  Sales  FNCF     Production     (3)      [2]   Taxes    Taxes   at 10%
------------------------------------------------------------------------------------------------------------------------------------
Charenton    351.90      -  249.15     -  107.16     -  26,699    -  26,699

Conroe        76.08  69.03   28.15 25.67  104.51  4.97   2,941  128   3,069

East Basile   56.26      -   42.19     -  103.53     -   4,368    -   4,368

Fenris        34.21      -   25.66     -  101.01     -   2,592    -   2,592

Jasper       177.38      -  128.75     -  111.35     -  14,336    -  14,336

Totals -
 100% WI     695.82  69.03  473.90 25.67  527.56  4.97  50,937  128  51,064  18,847           1,643   30,574 10,395  20,179  11,976
            =========================================================================================        =======================

Totals -
 75% WI      521.86  51.77  355.42 19.25  395.67  3.73  38,202   96  38,298  14,135   -       1,232   22,931  7,796  15,134   8,984
            ========================================================================================================================
                                                                                                      Discount Factor         6,150

                                        Changes in Discounted Future Net Cash Flows at 75% WI
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               September 30,  December 31,
                                                                                                    2013          2012
                                                                                               ---------------------------
Beginning of the period                                                                                   -          -
Purchase of proved reserves [4]                                                                       8,189          -
Changes in prices [5]                                                                                   958
Sales of oil and gas [2]                                                                               (234)         -
Production Costs [2]                                                                                     71          -
                                                                                               ---------------------------
End of period                                                                                         8,984          -
                                                                                               ===========================



[1]  Agrees with the FDoM price per SEC rules at 12/31/11.
[2]  Agrees with the historical amounts reported in the statements of operations.
(3)  Added P&A costs on the wells in the amount of $500,000  that were not  included in the  reserve  estimates  prepared by Ralph E
     Davis & Associates at 12/31/12.
[4]  Agrees with Five Jab sale of proved reserves.
[5]  Change in prices due to the change in the base price after differentials at 12/31/11 as compared to 12/31/12.
